UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Weiss, Michael S.
   787 Seventh Avenue, 48th Floor
   New York, NY  10019
2. Issuer Name and Ticker or Trading Symbol
   Genta Incorporated /DE/
   GNTA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/29/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Series D Convertible P|$0.94375|12/29|J(2)| |5,934      |A  |12/31|N/A  |Common Stock|628,768|(2)    |6,017(3)    |5,9|            |
referred Stock(1)     |        |/97  |    | |           |   |/97  |     |            |       |       |            |34I|            |
-----------------------------------------------------------------------------------------------------------------------------------|
Class D Warrants(1)   |$0.94375|12/29|J(2)| |29,670     |A  |12/31|6/30/|Common Stock|29,670 |(2)    |30,420(3)   |29,|            |
                      |        |/97  |    | |           |   |/97  |97   |            |       |       |            |670|            |
                      |        |     |    | |           |   |     |     |            |       |       |            |I   |           |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The Series D Preferred Stock and Class D Warrants are components of units ("Units") issuable upon exercise of warrants ("Unit Purchase Warrants") exercisable from December 31, 1997 to June 30, 2002, at an initial exercise price of $110,000 per Unit. Michael S. Weiss, individually and through the holdings of Hawkins Group, LLC, may be deemed beneficially to own Unit Purchase Warrants to purchase 1.18676 and 4.74708 Units, respectively. Each Unit consists, initially, of (i) 1,000 shares of Series D Preferred Stock of the Issuer, par value $0.001 per share, and (ii) 5,000 Class D Warrants. The Unit Purchase Warrants contain certain anti-dilution adjustments.
(2) On December 29, 1997, Paramount Capital Inc. designated recipients (the "Paramount Warrant Designees") of the Unit Purchase Warrants. Mr. Weiss and Hawkins Group, LLC, of which Mr. Weiss is Managing Member, were among the Paramount Warrant Designees and received such Unit Purchase Warrants in connection with a private placement (the "Private Placement") of securities of the Issuer of which Paramount Capital, Inc. acted as placement agent.
     (3) Mr. Weiss also owns, directly, 150 shares of Series D Preferred Stock and 750 Class D Warrants, which he purchased in the Private Placement.


SIGNATURE OF REPORTING PERSON
/s/Michael S. Weiss
----------------------------------------------------------
Michael S. Weiss
Individually, and as Managing Member of Hawkins Group, LLC
DATE
1/9/98

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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

Attachment A


         Reporting Persons:        Michael S. Weiss (the designated filer); and

                                   Hawkins Group, LLC
                                   787 Seventh Avenue, 48th Floor
                                   New York, NY  10019

         Issuer:                   Genta Incorporated (GNTA)

         Statement For:            December / 1997

         Michael S. Weiss is Managing Member of Hawkins Group, LLC and is a Director of the Issuer. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other, except to the extent of their pecuniary interest therein, if any.